================================================================================
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K



                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934



                    For the fiscal year ended June 30, 1995
                         Commission file number 1-5170


            TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN
            ------------------------------------------------------
                           (Full title of the plan)



                              TRC COMPANIES, INC.
                              -------------------
           (Name of issuer of securities held pursuant to the plan)


                             5 Waterside Crossing
                          Windsor, Connecticut 06095
                          --------------------------
                   (Address of principal executive offices)

--------------------------------------------------------------------------------
================================================================================

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
FINANCIAL STATEMENTS:

  Report of Independent Accountants.......................................    3

  Statement of Net Assets Available for Plan Benefits at
     June 30, 1995 and 1994...............................................    4

  Statement of Changes in Net Assets Available for Plan Benefits for the
     Years Ended June 30, 1995 and 1994...................................    5

  Notes to Financial Statements...........................................    6

ADDITIONAL INFORMATION: *

  Schedule of Assets Held for Investment Purposes at
     June 30, 1995 (Schedule I)...........................................   12

  Schedule of Reportable Transactions for the Year Ended
     June 30, 1995 (Schedule II)..........................................   13

EXHIBITS:

  Consent of Independent Accountants......................................   14

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants

To the Participants and Administrator
 of TRC Companies, Inc.
 401(k) Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits, and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan at
June 30, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

Hartford, Connecticut
December 15, 1995

            TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                                        June 30,
Investments, at fair value:                                                                    1995                  1994
                                                                                           ----------            ----------
   Shares of registered investment
      companies (mutual funds) offered
      by Wells Fargo Bank, N.A.
      as Trustee:

            Money Market Fund                                                           $   1,087,045           $    734,445
            International Equity Fund                                                       1,397,156              1,266,966
            Asset Allocation Fund                                                           2,514,241              1,994,198
            Growth Stock Fund                                                               3,050,132              2,178,141
            S&P 500 Stock Fund                                                              2,605,687              1,950,096
            U.S. Treasury Allocation Fund                                                     907,002                854,945
                                                                                         ------------            -----------
                                                                                           11,561,263              8,978,791
                                                                                         ------------            -----------


   TRC Stock Fund                                                                             971,728               336,921
   Employee Loan Fund                                                                         274,553               263,665
   Other Investments                                                                           89,820               119,760
                                                                                         ------------          ------------

Net assets available for Plan benefits                                                  $  12,897,364           $ 9,699,137
                                                                                         ------------          ------------

The accompanying notes are an integral part of these financial statements

            TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                               Year Ended June 30,
                                                                                          1995                     1994
                                                                                     -------------            ------------
Additions to net assets:
    Contributions:
         Employees                                                                  $    1,490,055            $  1,500,108
         Employer match                                                                    544,225                 547,209
                                                                                      ------------             -----------
                                                                                         2,034,280               2,407,317
                                                                                      ------------             -----------
         Rollovers:
              Transfer of assets from the Raymond Keyes Associates,
                Inc. 401(k) Plan                                                               ---                 508,944
              Transfer of assets from the North American Weather
                Consultants Employees' Profit Sharing Plan                                     ---                 470,442
              Individuals                                                                  568,263                 300,877
                                                                                       ------------            -----------
                                                                                           568,263               1,280,263
                                                                                      ------------             -----------
                                                                                         2,602,543               3,327,580
                                                                                      ------------             -----------
    Investment income:
         Net realized and unrealized appreciation (depreciation) in
            market value of investments                                                  1,400,883                (145,367)
         Interest and dividend income                                                      354,763                 316,833
                                                                                      ------------             -----------
    Total additions                                                                      1,755,646                 171,466
                                                                                      ------------             -----------
                                                                                         4,358,189               3,499,046
                                                                                      ------------             -----------
Deductions from net assets:
    Benefits paid to participants                                                        1,157,150               1,245,752
    Administrative fees and expenses                                                         2,812                     642
                                                                                      ------------            ------------
                                                                                         1,159,962               1,246,394
                                                                                      ------------            ------------
Net increase during year                                                                 3,198,227               2,252,652

Net assets available for Plan benefits:
    Beginning of year                                                                    9,699,137               7,446,485
                                                                                     -------------            ------------
    End of year                                                                     $   12,897,364             $ 9,699,137
                                                                                     -------------            ------------

  The accompanying notes are an integral part of these financial statements.

            TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its subsidiaries who have completed ninety days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On August 6, 1993, the Company's Board of Directors appointed Wells Fargo Bank, N.A. as Trustee for the Plan, effective on October 4, 1993 when all assets of the Plan were transferred from The Putnum Companies, the previous Trustee, to Wells Fargo Bank, N.A. In addition to offering investment funds comparable to those previously offered by The Putnum Companies, a fund consisting of the Company's common stock was established.

Contributions
-------------

Generally, participants may contribute up to 15% of their base salary subject to certain limitations established by government regulations. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% contributed, the Company may provide a matching contribution. The amount of the matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 1995 and 1994, the Company's matching contributions were equal to $.50 for each $1.00 contributed by the participants. Fifty percent of the Company's matching contributions were invested in the TRC Stock Fund, with remaining matching contributions invested as the participants direct.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution, the Company's matching contribution, forfeitures of terminated participants' nonvested accounts and Plan earnings. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant is fully vested after four years of credited service.

Investment Options
------------------

Upon enrollment in the Plan, participants may direct contributions into mutual funds offered by Wells Fargo Bank, N.A. or into the TRC Stock Fund.

Payment of Benefits
-------------------

If a participant's employment terminates before their account balances become fully vested, the nonvested portion of their account is forfeited and proportionately redistributed annually to remaining Plan participants. For the
year ended June 30, 1995, forfeitures of $155,192 were redistributed.   In the
event of death or permanent disability, the participant or beneficiary becomes fully vested in their account balances.

Because of the tax deferred status of the Plan, participants generally may not withdraw, without incurring additional taxes and penalties, amounts from the Plan until retirement, death, permanent disability or termination of employment if such occurs prior to age 59-1/2. All distributions from the Plan are made in a lump sum.

Loans and Other In-Service Withdrawals
--------------------------------------

A participant may obtain a loan from the Plan repayable over one to ten years, at an interest rate of 1% over the prime interest rate offered by the Trustee. The amount of any loan is limited by government regulations to a portion of the participant's vested account balance. A participant may qualify for an in-service withdrawal. Such withdrawals are limited to a portion of their vested account balance and are generally subject to taxes and penalty.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The significant accounting and reporting policies followed by the Plan are summarized as follows:

Method of Accounting
--------------------

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments
-----------

Investments of the Plan are stated at fair value, primarily by reference to published market data. Employee loans are stated at cost which approximates fair value.

Payment of Benefits
-------------------

Benefits to participants are recorded when paid.

Administrative Expenses
-----------------------

Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its subsidiaries. Participants with loans from the Plan are charged a monthly loan administrative fee.

NOTE 3 - TAX STATUS OF THE PLAN

On October 5, 1994 the Plan received a favorable determination letter from the Internal Revenue Service that the Plan, as amended, qualified under Sections 401(a) and (k) of the Internal Revenue Code and is, therefore, exempt from federal income taxes.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right to discontinue contributions or terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 5 - OTHER INVESTMENTS

In connection with the transfer of assets into the Plan from the North American Weather Consultants Employees' Profit Plan, 11,976 shares of the Company's common stock were included. These shares were issued by the Company in connection with the October 30, 1992 purchase of the outstanding capital stock of North American Weather Consultants, and are being held for the benefit of certain Plan participants. These shares are restricted under Rule 144 of the Securities Act of 1933 until October 30, 1995.

NOTE 6 - INVESTMENTS COMPRISING 5% OR MORE OF PLAN ASSETS

Plan investments managed by Wells Fargo Bank, N.A., the Trustee, that represent 5% or more of the Plan's net assets at June 30, 1995 are as follows:

            Money Market Fund                 $ 1,087,045
            International Equity Fund           1,397,156
            Asset Allocation Fund               2,514,241
            Growth Stock Fund                   3,050,132
            S&P 500 Stock Fund                  2,605,687
            U.S. Treasury Allocation Fund         907,002
            TRC Stock Fund                        971,728
                                             ------------
                                              $12,532,991
                                             ------------

NOTE 7 - NET ASSETS AVAILABLE FOR PLAN BENEFITS

The net assets available for Plan benefits applicable to each investment fund at June 30, 1995 and the changes in net assets for the year then ended are as follows:

                                             Inter-                                                   U.S.
                                  Money     national       Asset         Growth       S&P 500       Treasury
                                  Market     Equity      Allocation      Stock         Stock       Allocation
                                   Fund       Fund          Fund          Fund          Fund          Fund
                              -----------  -----------   -----------   -----------   -----------    ----------
Net assets available for
 Plan benefits at
 June 30, 1994                $  734,445    $1,266,966    $1,994,198    $2,178,141    $1,950,096     $ 854,945

Contributions:
  Employees/Employer Match       198,592       234,057       333,558       396,273       394,896       140,197
  Rollovers                       38,070        95,628       114,728       132,237       125,781        25,798

Net realized and
 unrealized appreciation
 (depreciation) in market
 value of investments                --           (878)      308,706       822,710       422,410        32,599

Interest and dividend
 income                           60,606           --        126,755        15,639        73,131        56,775

Benefits paid to
 participants                   (199,762)      (95,736)     (207,574)     (204,227)     (234,924)     (131,141)

Administrative fees and
 expenses                         (1,015)         (259)         (367)         (508)         (460)         (164)

Transfers (to) from other
 funds                           256,109      (102,622)     (155,763)     (290,133)     (125,243)      (72,007)
                               ---------     ---------     ---------     ---------     ---------      --------
Net assets available for
 Plan benefits at
 June 30, 1995                $1,087,045    $1,397,156    $2,514,241    $3,050,132    $2,605,687     $ 907,002
                               =========     =========     =========     =========     =========      ========

                                                  TRC Stock Fund
                                           -------------------------
                                                             Non-                     Employee
                                           Participant   Participant      Other         Loan
                                            Directed      Directed    Investments       Fund       Total
                                           -----------   -----------  -----------    ---------    ----------
Net assets available for
 Plan benefits at
 June 30, 1994                              $  157,748     $ 179,173   $ 119,760      $ 263,665  $   9,699,137

Contributions:
  Employees/Employer Match                      64,594       272,113         --            --        2,034,280
  Rollovers                                     36,021           --          --            --          568,263

Net realized and
 unrealized appreciation
 (depreciation) in market
 value of investments                          (61,212)      (93,512)    (29,940)          --        1,400,883

Interest and dividend
 income                                            --            --          --         21,857         354,763

Benefits paid to
 participants                                  (14,101)      (29,157)        --        (40,528)     (1,157,150)

Administrative fees and expenses                   (39)          --          --            --           (2,812)

Transfers (to) from other funds                406,881        53,219         --         29,559             --
                                             ---------      --------    --------       --------   -------------
Net assets available for
 Plan benefits at June 30, 1995             $  389,892     $ 381,836   $  89,820      $ 274,553  $   12,897,364
                                             =========      ========    ========       ========   =============

The net assets available for Plan benefits applicable to each investment fund at June 30, 1994 and the changes in net assets for the year then ended are as follows:

                                                                Inter-                                           U.S.
                                                  Money       national       Asset       Growth    S&P 500     Treasury
                                                  Market       Equity      Allocation     Stock     Stock     Allocation
                                                   Fund         Fund          Fund        Fund      Fund         Fund
                                                 --------     ---------    -----------   --------  --------   ------------
Net assets available for Plan benefits at
  June 30, 1993                                  $ --         $  --         $   --      $  --       $  --      $   --


Contributions:
  Employees/Employer Match                         111,907        172,130       356,001     343,564     329,223     150,188
  Rollovers                                        356,646         81,724        71,223      39,949      55,218      30,775


net realized and unrealized appreciation
  (depreciation) in market value of investments    --              70,025      (178,324)   (208,929)    (60,921)   (148,210)

Interest and dividend income                        18,733         --            63,499      51,751      37,046      70,420

Benefits paid to participants                      (31,280)       (80,932)     (125,795)   (179,274)   (214,752)   (128,755)

Administrative fees and expenses                       (62)           (88)         (101)       (154)       (149)        (83)

Transfer (to) from other funds                    (653,385)       (58,712)    1,807,695     607,583  (1,435,503)   (489,688)

Transfer of Plan's net assets from The
  Putman Companies                                 931,886      1,082,819       --        1,523,651   3,239,934   1,370,298
                                               -----------     ----------    ----------  ----------  ----------  ----------

Net assets available for Plan benefits at
  June 30, 1994                                $   734,445    $ 1,266,966   $ 1,994,198 $ 2,178,141 $ 1,950,096  $  854,945
                                                ==========     ==========    ==========  ==========  ==========   =========

                                                        TRC Stock Fund
                                                --------------------------
                                                                  Non-                     Employee
                                                Participant    Participant      Other        Loan
                                                 Directed       Directed     Investments     Fund      Total
                                                -----------   ------------  ------------   ---------  ----------
Net assets available for Plan benefits at
  June 30, 1993                                $   --          $  --         $  --          $  --      $  --


Contributions:
  Employees/Employer Match                         50,624        207,227        --             --        1,720,864
  Rollovers                                         4,037         --           121,257          6,086      766,915


Net realized and unrealized appreciation
  (depreciation) in market value of investments    47,994        (13,852)       (1,497)        --         (493,714)

Interest and dividend income                       --             --            --             12,444      253,893

Benefits paid to participants                     (53,890)        (8,235)       --            (17,482)    (840,395)

Administrative fees and expenses                       (5)        --            --             --             (642)

Transfer (to) from other funds                    108,988         (5,967)       --            118,989     --


Transfer of Plan's net assets from The
  Putman Companies                                --              --            --            143,628     8,292,216
                                               ----------      ----------    ----------    ----------   -----------

Net assets available for Plan benefits at
  June 30, 1994                                $  157,748      $ 179,173     $  119,760     $ 263,665  $  9,699,137
                                                ==========      =========     =========      =========  ===========


The net assets available for plan benefits applicable to each investment fund managed by The Putnam Companies, as Trustee, at June 30, 1994 and 1993 and the changes in net assets for the year ended June 30, 1994 are as follows:



                                                                                    OTC
                                       Daily        U.S. Gov't      Fund for      Emerging    Global        Employee
                                      Dividend       Income         Growth &       Growth     Growth          Loan
                                       Trust          Trust           Fund          Fund       Fund           Fund        Total
                                    -----------    -----------   -----------  ------------  ----------    ------------ -----------
Net assests available for Plan
   benefits at June 30, 1993          $ 942,100   $ 1,317,303   $ 2,887,757   $ 1,256,376   $   910,514   $ 132,435   $ 7,446,485

Contributions:
   Employees/Employer Match              14,902        75,727       122,163        63,301        50,360         --        326,453
   Rollovers                            499,140           --          2,611           977           816       9,804       513,348

Net realized and unrealized
   appreciation (depreciation) in
   market value of investments              --        (13,730)       91,623       191,444        79,010         --        348,347

Interest and dividend income              7,409        24,966        27,239           --            --        3,326        62,940

Benefits paid to participants           (93,661)      (91,729)     (103,837)      (74,178)      (40,277)     (1,675)     (405,357)

Loans to participants                       --         (7,822)       (9,037)       (4,902)       (1,739)     23,500           --

Loan repayments                           2,923         3,642         8,428         3,032         2,411     (20,436)          --

Transfers (to) from other funds        (440,927)       61,942       212,987        87,601        81,723      (3,326)          --

Transfer of net assets to
   successor trustee                   (931,886)   (1,370,299)   (3,239,934)   (1,523,651)   (1,082,818)   (143,628)   (8,292,216)
                                    -----------    ----------    -----------   ----------    -----------   --------    -----------
Net assets available for Plan
   benefits at June 30, 1994         $     --        $    --    $       --    $      --     $       --    $     --    $       --
                                    ===========    ==========    ===========   ==========    ===========   ========    ===========


                                                                      SCHEDULE I

            TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN


  ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT JUNE 30, 1995

      Identity of
         Party                      Description              Number                   Market
        Involved                     of Asset               of Units      Cost         Value
-----------------------------------------------------------------------------------------------
Wells Fargo Bank, N.A.    Money Market Fund                 1,087,045  $ 1,087,045  $ 1,087,045
Wells Fargo Bank, N.A.    International Equity Fund           113,038    1,343,167    1,397,156
Wells Fargo Bank, N.A.    Asset Allocation Fund               231,301    2,361,514    2,514,241
Wells Fargo Bank, N.A.    Growth Stock Fund                   217,556    2,411,093    3,050,132
Wells Fargo Bank, N.A.    S&P 500 Stock Fund                  216,240    2,271,033    2,605,687
Wells Fargo Bank, N.A.    U.S. Treasury Allocation Fund        97,214      948,090      907,002
Wells Fargo Bank, N.A.    TRC Stock Fund                      137,250    1,134,225      971,728
Wells Fargo Bank, N.A.    Other Investments (TRC
                            Companies, Inc. common
                            Stock)                             11,976      121,257       89,820
Wells Fargo Bank, N.A.    Employee Loan Fund, bearing
                            interest at 7.0% to 10.4%
                            repayable over one to ten years                274,553      274,553
                                                                     -------------  -----------
                                                                       $11,951,977  $12,897,364
                                                                     -------------  -----------

                                                                     SCHEDULE II

            TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED JUNE 30, 1995

Transactions with the same person or the same issue aggregating 5% or more of the current value of Plan assets as of the beginning of the year:

PURCHASE TRANSACTIONS:

  Identity of Party                                                   Number            Purchase
      Involved               Description of Asset                    of Units            Price
----------------------    --------------------------               ------------      --------------
Wells Fargo Bank, N.A.    Money Market Fund                             58             $1,326,360
Wells Fargo Bank, N.A.    International Equity Fund                     70                441,081
Wells Fargo Bank, N.A.    Asset Allocation Fund                         60                563,847
Wells Fargo Bank, N.A.    Growth Stock Fund                             67                761,905
Wells Fargo Bank, N.A.    S&P 500 Stock Fund                            63                648,617
Wells Fargo Bank, N.A.    U.S. Treasury Allocation Fund                 51                422,594
Wells Fargo Bank, N.A.    TRC Stock Fund                                50                866,771


SALES TRANSACTIONS:

  Identity of Party                                        Number      Cost of    Sales     Realized
      Involved               Description of Asset         of Units      Assets    Price    Gain/(Loss)
----------------------    ---------------------------   ----------   --------  --------  -------------
Wells Fargo Bank, N.A.    Money Market Fund                  58       $962,654  $962,654  $       --
Wells Fargo Bank, N.A.    International Equity Fund          61        299,470   310,013      10,543
Wells Fargo Bank, N.A.    Asset Allocation Fund              72        363,889   352,410     (11,479)
Wells Fargo Bank, N.A.    Growth Stock Fund                  75        726,383   712,624     (13,759)
Wells Fargo Bank, N.A.    S&P 500 Stock Fund                 83        407,416   415,437       8,021
Wells Fargo Bank, N.A.    U.S. Treasury Allocation Fund      60        447,690   402,524     (45,166)
Wells Fargo Bank, N.A.    TRC Stock Fund                     84         87,359    77,239     (10,120)

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-70662) of TRC Companies, Inc. of our report dated December 15, 1995 appearing on page 3 of the Annual Report of the TRC Companies, Inc. 401(k) Retirement and Savings Plan on Form 11-K for the year ended June 30, 1995. We also consent to the reference to us under the caption "Experts" in such Registration Statement.



PRICE WATERHOUSE LLP
Hartford, Connecticut
December 20, 1995

                                   Signature


Pursuant to the requirements of the Securities Exchange Act of 1993, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                TRC COMPANIES, INC. 401(k)
                                               RETIREMENT AND SAVINGS PLAN


                                          By    /s/  Harold C. Elston, Jr.
                                              -------------------------------
                                                     Harold C. Elston, Jr.
                                                Vice President and Treasurer


December 22, 1995

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